SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No. 1)*


                  Great Pee Dee Bancorp, Inc.
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          39115R-10-0

                         (CUSIP Number)

                       December 31, 1998
    (Date of Event Which Requires Filing of This Statement)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
Schedule is filed:

       [X]           Rule 13d-1(b)

       [ ]           Rule 13d-1(c)

       [ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 5 Pages

CUSIP NO. 39115R 10 0                               Page 2 of 5 Pages

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Federal Savings and Loan Association of Cheraw
          Employee Stock Ownership Plan
          IRS ID No. 62-1727654


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

          South Carolina


NUMBER OF        5  SOLE VOTING POWER
SHARES              174,570
BENEFICIALLY     6  SHARED VOTING POWER
OWNED BY            0
EACH             7  SOLE DISPOSITIVE POWER
REPORTING           174,570
PERSON WITH      8  SHARED DISPOSITIVE POWER
                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     174,570


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.14% of 2,143,425 shares of Common Stock outstanding as of December 31, 1998.


12   TYPE IN REPORTING PERSON*

     EP

CUSIP NO. 39115R 10 0                               Page 3 of 5 Pages



Item 1(a). Name of Issuer:

           Great Pee Dee Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

           515 Market Street
           Cheraw, South Carolina 29520

Item 2(a). Name of Person Filing:

           First Federal Savings and Loan Association of Cheraw
           Employee Stock Ownership Plan
           Trustee: Robert M. Bennett
                    William R. Butler
                    James C. Crawford III
                    Henry P. Duvall
                    Corneluis B. Young

Item 2(b). Address of Principal Business Office:

           515 Market Street
           Cheraw, South Carolina 29520

Item 2(c). Citizenship or Place of Organization:

           South Carolina

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

           39115R 10 0

Item 3. It this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

          (f)[X]This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

CUSIP NO. 39115R 10 0                               Page 4 of 5 Pages

Item 4.  Ownership:

         As of December 31, 1998, the reporting person beneficially owned 174,570 shares of the Issuer. This number of shares represents 8.14% of the common stock, par value $.01 per share, of the Issuer, based upon 2,143,425 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 174,570 shares and shared power to vote or to direct the vote of 0 shares. The reporting person has sole power to dispose or to direct the disposition of 174,570 shares of common stock.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 39115R 10 0                               Page 5 of 5 Pages

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1999                 FIRST FEDERAL SAVINGS AND LOAN
                                  ASSOCIATION OF CHERAW EMPLOYEE
                                  STOCK OWNERSHIP PLAN


                                  /s/ James C. Crawford, III
                                  ______________________________
                                  Trustee